March 10, 2008

Mail Stop 4561

Jim Akrivos
President
Grand Motion, Inc.
c/o State Agent and Transfer Syndicate, Inc.
112 North Curry St.
Carson City, NV 89703

> **Re: Grand Motion, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 3, 2008**
> **File No. 333-141094**

Dear Mr. Akrivos:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

William H. Demarest IV
Staff Accountant